There are a total of 6 Pages Contained in this manually signed Original and any Exhibits or Attachments Hereto. The Exhibit Index page is contained on page ___ of this document.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02058651

PE 9-1-02

FORM 6-K

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of September 2002

ATTUNITY LTD.
(Name of Registrant)

Einstein Building, Tirat Carmel, Haifa, Israel 39101
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.

1070235.14

ATTUNITY LTD.

6-K Items

1. Attunity Ltd. Press Release dated September 20, 2002.

ITEM 1

Friday September 20, 4:34 pm ET

Press Release

Source: Attunity Ltd.

Attunity Announces Motion for Summary Judgement Filed
Also Announces Change to Board of Directors

WAKEFIELD, Mass.--(BUSINESS WIRE)--Sept. 20, 2002--Attunity Ltd. (NASDAQ: ATTU - News), a leader in business process, application and data integration solutions for the extended enterprise, today announced that it has been served with legal papers seeking approximately $600,000 in damages under a breach of contract claim. The plaintiffs, Special Situations Fund III L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Technology Fund, L.P., major investors in the company, claim that the company breached its obligation to register by December 31, 2001 the securities they purchased from the company in a late October 2001 private placement. Such securities were subsequently registered for resale by means a registration statement filed with the U.S. Securities and Exchange Commission. The company believes that it has good and valid defenses to the claim and intends vigorously defend itself.

Attunity also announced that Stephen J. Kohn has resigned from his position on Attunity's board of directors, effective Thursday September 19, 2002. Attunity wishes to express its appreciation for the many years of insight, guidance and the contributions made by Mr. Kohn during the years in which he served as a director of the company.

About Attunity Ltd.

Attunity(TM) is a leading provider of eBusiness solutions that deliver dynamic business process, application and data integration within and across enterprises. Attunity gives organizations the power to leverage their IT investments by automating and managing business processes within the enterprise and with partners, suppliers and customers over the Internet.

The company's portfolio of software and services work in concert. Its eBusiness Integration Suite utilizes the standards-based technologies of Attunity Connect(TM) and Attunity BPI(TM) to insure rapid ROI while maintaining business agility for the future.

Attunity delivers production-proven software and services to more than 1,000 companies worldwide and has strategic alliances with Oracle, Compaq, and other world-class partners. Attunity products are available through direct sales and support offices in the United States, Israel, the United Kingdom, France, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or send email to info@attunity.com.

Attunity, the Attunity logo, Application Adapter Framework, Attunity AAF, Attunity Connect and Web Services Process Integration are trademarks of Attunity Ltd. All other marks are the property of their respective owners.

□ (Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, including but not limited to risks and product technology development, market acceptance of the products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the company's most recent annual report and other filings with the Securities and Exchange Commission.)

Contact:
Attunity Ltd.
Dan Potter, 781/213-5204
dpotter@attunity.com

Source: Attunity Ltd.

1116769.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.
(Registrant)

By: /s/Arie Gonen
Chairman

Date: September 20, 2002